UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Benihana Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

082047200

(CUSIP Number)

Christopher Shackelton/Adam Gray
767 Third Avenue, 35th Floor
New York, NY 10017
_____________________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 082047200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coliseum Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	XX

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 964,676
9. Sole Dispositive Power 0
10. Shared Dispositive Power 964,676

11.	Aggregate Amount Beneficially Owned by Each Reporting Person964,676

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.9%

14.	Type of Reporting Person (See Instructions)

OO, IA

CUSIP No. 082047200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Blackwell Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	XX

3.	SEC Use Only

4.	Source of Funds (See Instructions)	WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 513,838
9. Sole Dispositive Power 0
10. Shared Dispositive Power 513,838

11.	Aggregate Amount Beneficially Owned by Each Reporting Person513,838

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	5.3%

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 082047200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Adam Gray

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	XX

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 964,676
9. Sole Dispositive Power 0
10. Shared Dispositive Power 964,676

11.	Aggregate Amount Beneficially Owned by Each Reporting Person964,676

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.9%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 082047200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher Shackelton

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	______
(b)	XX

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 964,676
9. Sole Dispositive Power 0
10. Shared Dispositive Power 964,676

11.	Aggregate Amount Beneficially Owned by Each Reporting Person964,676

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)______

13.	Percent of Class Represented by Amount in Row (11)	9.9%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 082047200

Item 1.                      Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Benihana Inc. (the "Issuer").  The principal executive office of the Issuer is located at 8685 Northwest 53rd Terrace, Miami, FL  33166.

Item 2.  Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Coliseum Capital Management, LLC ("CCM"), Blackwell Partners, LLC (“Blackwell”), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton")
(collectively, the "Filers").

(b)	The business address of the Filers (other than Blackwell) is
767 Third Avenue, 35th Floor, New York, NY 10017.

The business address of Blackwell is

c/o DUMAC, LLC

406 Blackwell Street, Suite 300

Durham, NC 27701

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is an Investment Adviser to Blackwell, and another client. Gray and Shackelton are the Managers of CCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of the Filers is listed on the cover page herein.

CUSIP No. 082047200

Item 3.                      Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Blackwell	Working Capital	$ 2,380,868.37
CCM	Funds under Management1	$ 4,465,371.86
1  Includes funds of Blackwell invested in Stock.

Item 4.                      Purpose of Transaction

On January 20, 2010, the Issuer filed a Definitive Proxy Statement relating to a special meeting of stockholders to consider a proposed Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., the sole purpose of which is to effect an amendment to the Certificate of Incorporation of Benihana Inc. to increase by 12,500,000 the number of shares of Class A common stock which the Issuer is authorized to issue.  In addition, the Issuer filed a Registration Statement with the U.S. Securities and Exchange Commission on November 24, 2009, relating to an offering of up to $30,000,000 of common stock, Class A common stock, preferred stock and debt securities.

On February 17, 2010, Coliseum Capital Management, LLC sent Mr. Richard Stockinger, the Chief Executive Officer of the Issuer, a letter outlining its opposition to the Company’s Plan of Merger (Attached as Exhibit B).

The Filers acquired the stock for investment purposes, and such purposes were made in the Filers' ordinary course of business.  In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of item 4 of Schedule 13D.  The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all Stock beneficially owned by them, in public market or privately negotiated transactions.  The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 082047200

Item 5.                      Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

Except as indicated, the Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since December 18, 2009:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
CCM	P	1/27/2010	2,019	4.32
Blackwell	P	1/27/2010	2,188	4.32
CCM	P	1/28/2010	7,591	4.37
Blackwell	P	1/28/2010	8,225	4.37
CCM	P	1/29/2010	3,415	4.33
Blackwell	P	1/29/2010	3,700	4.33
CCM	P	2/1/2010	2	4.34
Blackwell	P	2/1/2010	2	4.34
CCM	P	2/2/2010	4,368	4.54
Blackwell	P	2/2/2010	4,732	4.54
CCM	P	2/3/2010	5,079	4.67
Blackwell	P	2/3/2010	5,503	4.67
CCM	P	2/4/2010	10,249	4.69
Blackwell	P	2/4/2010	11,104	4.69
CCM	P	2/5/2010	3,314	4.71
Blackwell	P	2/5/2010	3,591	4.71
CCM	P	2/8/2010	4,626	4.71
Blackwell	P	2/8/2010	5,011	4.71
CCM	P	2/9/2010	7,335	4.70
Blackwell	P	2/9/2010	7,946	4.70
CCM	P	2/12/2010	2,123	4.68
Blackwell	P	2/12/2010	2,301	4.68
CCM	P	2/16/2010	9,396	5.16
Blackwell	P	2/16/2010	10,180	5.16

Item 6.Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

CCM is an investment adviser whose clients, including Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.  Gray and Shackelton are the managers of CCM.

Item 7.                      Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G set forth in Exhibit A.

Letter from CCM to the Issuer dated February 17, 2010, set forth in Exhibit B.

CUSIP No. 082047200

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:           February 17, 2010

COLISEUM CAPITAL MANAGEMENT, LLC By: Christopher Shackelton, Manager
BLACKWELL, LLC By: Coliseum Capital Management, LLC, Attorney-in-fact By: Adam Gray, Manager	Christopher Shackelton Adam Gray

CUSIP No. 082047200

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Benihana Inc.  For that purpose, the undersigned hereby constitute and appoint Coliseum Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:           February 17, 2010

COLISEUM CAPITAL MANAGEMENT, LLC By: Christopher Shackelton, Manager
BLACKWELL, LLC. By: Coliseum Capital Management, LLC,Attorney-in-Fact By: Adam Gray, Manager	Christopher Shackelton Adam Gray

CUSIP No. 082047200

EXHIBIT B

February 17, 2010
Via FedEx
Richard C. Stockinger, Chief Executive Officer & Director
Benihana Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

Re: Benihana Inc. – February 22, 2010 Special Meeting of Stockholders

Dear Mr. Stockinger:

On behalf of Coliseum Capital Management, LLC (“Coliseum”), the holder of 9.9% of the Class A Common Stock of Benihana Inc. (the “Company”), I am writing to express concern over the proposed Agreement and Plan of Merger (the “Proposal”) by and between the Company and its wholly-owned subsidiary BHI Mergersub, Inc.

This Proposal (scheduled for shareholder vote on February 22nd) would give the Company the ability to issue 12,500,000 millions shares of Class A Common Stock under their Form S-3 covering the sale of up to $30,000,000 of securities.  Compounded by the anti-dilution provisions contained in the Company’s Convertible Preferred Stock, an equity issuance of this magnitude would be significantly dilutive to existing shareholders.

Thus far, the Company has not provided compelling rationale to affect such a potentially dilutive fundraising; as a result, Coliseum is not supporting the Proposal.

Specific concerns are outlined below:

1.	The Company has not provided compelling rationale to affect a potentially dilutive fundraising.

➢
The Company appears to be generating positive cash flow with which to invest in the business and/or amortize debt.  Conservatively, the Company appears to produce $25-$35 million of run-rate EBITDA, require approximately $9 million in maintenance capital expenditures and have $4-$8 million of taxes, interest and preferred dividends in total, leaving $12-$18 million of positive free cash flow annually with which to further invest in the business and/or amortize debt.

➢
It would appear that there is sufficient liquidity with which to run the business.  The Company disclosed availability of over $11 million for borrowing under the terms of the Wachovia line of credit (“LOC”), as of October 11, 2009.  The Company’s positive free cash flow should more than offset the $8 million of scheduled reduction in Availability under the LOC before its March 2011 maturity.

➢
The Company does not appear to be over-levered.  In the most recent 10-Q, the Company justified the now-proposed action to authorize the issuance of additional equity by highlighting concerns regarding the March 2011 maturity of the LOC.  Before taking into account the positive free cash flow generated between October 2009 and March 2011, the Company is levered through its LOC at less than 1.5x its run-rate EBITDA.  In our experience, similar restaurant companies are able to access senior debt in this environment at 1.5x (or more).

2.
In combination with the anti-dilution provisions contained in the Convertible Preferred Stock (the “BFC Preferred”), an equity issuance at current levels would be significantly dilutive to existing shareholders (even if completed through a Rights Offering).

➢	Depending upon the issue price of new equity, the BFC Preferred could see a reduction to its conversion price of 15%-25%, and thereby gain an additional 300,000-500,000 shares upon conversion.

3.	The process through which the company is evaluating alternatives has been opaque.

➢	We find it troubling that the Company has been unwilling to provide further details relating to Proposal, including rationale, alternatives, process and implications.

4.
To date, management has been unwilling to engage in a discussion relating to key questions (below) that any shareholder should have answered before voting in favor of the proposed merger and subsequent fundraising.

➢	What are the Company’s long term plans for each of the concepts?

➢
What assumptions would be reasonable to make over the next several years regarding key revenue and cost drivers, investments in overhead, working capital and capital expenditures, and other sources/uses of cash from operations?

➢	What is the framework for a potential recapitalization?

-	What is the rationale for a $30 million capital raise?

-	Why raise capital through an equity offering versus other sources?

-	What process has been followed (i.e. advisors engaged, alternatives considered, investors/lenders approached)?

-	Why change the approach from an amendment of the certificate of incorporation to the current merger proposal?

-	What is BFC’s potential role?

-	How is the Board dealing with potential conflicts of interest?

It may well be that the Company should undertake a recapitalization, including the issuance of new equity.  However, having not been provided information with which to assess the rationale and evaluate the alternatives, Coliseum is not supporting the Proposal.

We look forward to our further discussions.

Very truly yours,

Coliseum Capital Management, LLC

By:	Name: Adam L. Gray
Title: Managing Director